SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)**

First California Financial Group, Inc.**

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636912206

(CUSIP Number)

Pam E. Omann 60 South Sixth Street, Suite 3900 Minneapolis, Minnesota 55402 (612) 661-3719

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On March 12, 2007, National Mercantile Bancorp. (“National Mercantile”), FCB Bancorp. (“FCB”) and First California Financial Group, Inc. (the “Company”) consummated the reincorporation merger of National Mercantile into its wholly-owned subsidiary, the Company. The Company succeeded to the reporting status of National Mercantile under Rule 12g–3 of the Exchange Act. The Reporting Persons filed Schedule 13D (Amendments Nos. 1–11) with respect to ownership of equity securities of National Mercantile and have filed subsequent Schedule 13Ds (including Amendment Nos. 12-14 and this Amendment No. 15) with respect to ownership of equity securities of the Company, the successor to National Mercantile.

CUSIP No. 636912206	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James O. Pohlad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,066,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,066,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 636912206	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Pohlad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,066,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,066,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 636912206	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Pohlad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,066,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,066,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 14 to Schedule 13D filed with the Commission on January 12, 2012 (the “Schedule 13D”). This Amendment No. 15 amends and restates Items 4 and 5 of the Schedule 13D and amends and supplements Items 6 and 7. Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their interests in the Company when National Mercantile, FCB and the Company consummated the reincorporation of National Mercantile into its wholly-owned subsidiary, the Company, on March 12, 2007.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions or matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to take actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Any future decision of the Reporting Persons to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer

(a), (b) The following table shows the number of shares of the Company’s capital stock owned by, and percentage beneficial ownership of, each of the Reporting Persons and by the Reporting Persons as a group, as of November 6, 2012:

Name	Shares of Common Stock	Percentage of Class	Shares of Series A Preferred Stock	Percentage of Class	Common Stock and Equivalents(1)	Percentage Beneficial Ownership Both Classes(1)
James O. Pohlad	1,066,107	3.6%	334	33.4%	1,180,431	4.0%
Robert C. Pohlad	1,066,107	3.6%	333	33.3%	1,180,089	4.0%
William M. Pohlad	1,066,107	3.6%	333	33.3%	1,180,089	4.0%
Reporting Persons as a Group	3,198,321	10.9%	1,000	100%	3,540,609	12.0%

(1)	Each share of Series A Preferred Stock was convertible into 342.288 shares of the Company’s common stock as of November 6, 2012.

The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of November 6, 2012: 29,220,271 shares of common stock and 1,000 shares of Series A Preferred Stock. The column entitled “Common Stock and Equivalents” represents the number of shares of the Company’s common stock and the number of shares of the Company’s common stock issuable within sixty (60) days of November 6, 2012 upon conversion

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of the Company’s Series A Preferred Stock, as described below. The column entitled “Percentage of Beneficial Ownership Both Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of the Company’s common stock issuable within sixty (60) days of November 6, 2012 upon conversion of the Company’s Series A Preferred Stock.

The Series A Preferred Stock is convertible into the number of shares of the Company’s common stock as is equal to the liquidation amount divided by the conversion price. The liquidation amount per share of Series A Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Series A Preferred Stock. The conversion price is $5.63 per share of common stock. Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events. Based upon the above formula, each share of Series A Preferred Stock was convertible into 342.288 shares of the Company’s common stock as of November 6, 2012.

The following number of shares of the Company’s common stock are issuable within sixty (60) days of November 6, 2012 upon conversion of the Series A Preferred Stock held by the following Reporting Persons:

James O. Pohlad	114,324
Robert C. Pohlad	113,982
William M. Pohlad	113,982

Each Reporting Person has sole voting and shared investment power over the respective securities noted above as beneficially owned by him.

(c)	None.

(d),(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Voting and Support Agreement

On November 6, 2012, the Reporting Persons entered into a Voting and Support Agreement with PacWest Bancorp and the Company (the “Voting Agreement”) in connection with the Agreement and Plan of Merger between PacWest Bancorp and the Company dated November 6, 2012 (the “Merger Agreement”) providing for the merger of the Company into PacWest Bancorp (the “Merger”).

Pursuant to the Voting Agreement, the Reporting Persons agreed (i) to vote their shares of capital stock of the Company, including the shares the Reporting Persons acquire upon conversion of their Series A Preferred Stock, (a) in favor of (1) approval and adoption of the Merger Agreement and (2) approval of any proposal to adjourn or postpone the Company’s stockholder meeting to a later date if there are not sufficient votes the adopt the Merger Agreement, and (b) against (1) any action or agreement that would impair the ability of the parties to consummate the transactions contemplated by the Merger Agreement and (2) any proposal that relates to an

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Acquisition Proposal or Alternative Transaction (as defined in the Merger Agreement); (ii) not to sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or otherwise dispose of their shares of capital stock of the Company until the effectiveness of the Merger or termination of the Merger Agreement in accordance with its terms; (iii) to take such actions as are necessary to convert all of their shares of Series A Preferred Stock into shares of Company common stock at least ten business days prior to the closing date of the Merger; and (iv) to cooperate with PacWest Bancorp and the Company to make all filings and obtain all consents, and execute and deliver such additional documents, as may be necessary and desirable to effectuate the actions contemplated by the Voting Agreement.

This description is qualified by reference to the full text of the Voting Agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

A. Voting and Support Agreement dated November 6, 2012 by and among PacWest Bancorp, First California Financial Group, Inc., and the Reporting Persons (incorporated by reference to Exhibit 10.1 to First California Financial Group, Inc.’s Current Report on Form 8-K filed on November 9, 2012).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2012

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad

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